UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

120 chemin de la Rive

Gatineau, Québec, Canada J8M 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 included with this Report on Form 6-K are hereby incorporated by reference into (i) the Registration Statement on Form F-10 of HEXO Corp. and HEXO Operations Inc. (File No. 333-256131), and (ii) the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-255264).

Exhibit	Description

99.1	Condensed interim consolidated financial statements for the three and nine months ended April 30, 2023 and 2022

99.2	Management’s Discussion and Analysis for the three and nine months ended April 30, 2023

99.3	Form 52-109F2 — Certification of Interim Filings—CEO

99.4	Form 52-109F2 — Certification of Interim Filings—CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: June 14, 2023	/s/ Julius Ivancsits
Chief Financial Officer